INVEST IN **CXFFEEBLACK**

Honor Your Roots



welcome
TO THE
AGCC

cxffeeblack.com Memphis, TN













Female Founder | Food & Beverage | Consumer Goods | Retail | Minority Founder

Highlights

1. Reached over six figures in our first year and maintained 50% average growth YoY.
2. Reached over $1M in sales to date and have already raised almost $300,000 pre-seed
4. Built an all-black supply chain from Ethiopia, shipped by a Black owned company, and roasted by us.
5. Sold a sitcom to HBO Max based on Cxffeeblack- a rapper turned teacher turned coffee business owner.
6. Achieved 1.2 million organic streams for the company's coffee-branded music catalog.
7. Partnered with NBA Player Jae'Sean Tate of Houston Rockets on merch, youth scholarship, and pop-up.
8. Established the first-ever Pan-African Black Barista Global

 Exchange Program in 2023.

Featured Investors

 **Jacob Love**
Syndicate Lead

Follow

Invested $5,000 ⓘ

"The motivation to invest in Cxfeeblack is layered and goes beyond and before the booming financials. It's rooted, it's ancestral, it's subversive, it's redeeming, and I can't not be connected to it. I'm investing because I'm connected to the mission, I'm connected to the vision, I'm connected to the heritage, and I believe in and the future that's being created. A Cxfeeblack investment represents a real opportunity to move beyond symbolic solidarity and into a tangible reality. I'm investing because coffee is Black, in every sense of the word, and its expression in the world should be too."

 Other investors include Carmeon Hamilton

Our Team

 **Maurice Henderson II**   Co-founder | CEO

 **Renata Henderson**   Co-founder | COO

 **Olayinka Osibodu**   Director of Development

Make Cxffee Black Again, is us setting the record straight of our

history that was lost in the layers of cream and sugar.

NO SUGAR NO CREAM, PLEASE

REINTRODUCING THE INDIGENOUS HISTORY OF COFFEE AND REIMAGINING ITS FUTURE.



CXFFEEBLACK.

Cofounders: Bartholomew Jones and Renata Henderson intended to reinstate the origin, purpose, and integrity of cxffee through the knowledge of its Black history and being a part of its Black future, creating Cxffeeblack.



Photo: Andrew Puccio, Casa Creative Club

"What would happen if cxffee culture loved people of color as much as it loved their cash crops; and what if we cared for and celebrated single-origin people as much as we celebrated single-origin coffee?" These questions Jones posed as a social experiment, as he started both his musical journey and the journey to Cxffeeblack.

The name, "Cxffeeblack" started as a musical metaphor that Bartholomew used to interconnect cxffee and Blackness. He

wanted us to begin seeing ourselves as the way God intended us to be, without all of the cream and sugar of the world; but just you, beautifully, unique, and Black.

The intentional "x" instead of the traditional "o" represents the missing variable in all of us, the part of the equation that requires us to be unique in our humanity, in order to help solve the problem that divides us.

As they both traced the origins of cxffee back to Africa, they were also able to trace the significance of cxffee to their childhood.

For Bartholomew, it was his dad; a student of Lemoyne Owen College traveling to Kenya, falling in love with the culture, and learning about Kenyan coffee. His dad passed down the knowledge of Kenyan culture and the origin story of its coffee to him while he was a child.

For Renata, it was her grandfather, a sanitation worker marching alongside Dr.King with his canteen of coffee by his side while they fought for the rights of all sanitation workers. Seeing that canteen in her grandparent's house each day was like a medal of honor. Renata also got a chance to see African American traditions; witnessing the love her grandparents shared for one another, as they poured each other's cups of coffee in the mornings.

Cxffee was always a part of the story, we just had to realize how far back the story went.

"No sugar, no cream please."


OVER A MILLION IN ONLINE REVENUE SINCE STARTING
OVER 20,000 ORDERS FULFILLED TO DATE
npr
BLACK ENTERPRISE
ESSENCE
AFRO TECH
FAST COMPANY
THE HILL
VICE
frenshe
COOL HUNTING
Traveler
EBONY
RAPZILLA
SPRUDGE
Trade
Courier
BLAVITY
OVER 20 MILLION PRESS IMPRESSIONS
OVER 7 MILLION IMPRESSIONS ACROSS SOCIAL MEDIA & STREAMING
"cxffee for the dutchman, the french man gon haiti them"
@CHANCETHERAPPER SHOUTING OUT CXFFEEBLACK IN A RECENT SONG
"brothers selling ethiopian coffee in memphis, this type of collab is what the black star festival is all about"
"love black people, like you love your black cxffee"

Layer by layer, if you could strip away all of the cream and sugar, you would witness coffee returning to its original state of Blackness. Similarly, if you could strip away all of the cultures and inputs that have layered themselves on coffee, you would trace its origin back to Blackness. From starting a business out of the house in North Memphis and achieving six figures in the first nine months with the launch of the signature roast, Guji Mane, *Make Cxffee Black Again*, is us setting the record straight of our history that was lost in the layers of cream and sugar.

The layers of slavery that diluted our identity and made our knowledge of ourselves, almost intractable. The secrets of our culture, lost in the bottom of the ocean, washing away the Blackness, but keeping the cream and sugar. As we navigate through a world of distilled cxffee, and remove the conditions we found our way back home, from Cxffeeblack to Africa.



To the land of Ethiopia, where the indigenous Ethiopian women taught Renata how to brew and roast cxffee, traditionally. To the city of Memphis, where Bartholomew wanted to create a space free of gentrification, and give opportunities back to the community, intentionally.


ALL-BLACK SUPPLY CHAIN
CXFFEEBLACK
Cxffeeblack is primarily an entrepreneurial venture with specific social implications, started by Bartholomew Jones and Renata Henderson to reclaim the black history of coffee and reimagine its black future. The goal is to generate a profit from apparel, events, and consultations and then use these funds to provide opportunities for people of origin to create and generate inspiring work. When folks buy this coffee they're supporting over 40 small black businesses including farmers, exporter, importer, coffee scientists, local artists, our partners and the Cxffeeblack family.
ALL-BLACK SUPPLY CHAIN
Tamiru and Family
Ture Wali Michael Mamo
Delvin Stern Adesina DeYounge
Renata Henderson
Black Baristas and Rappers

"We were going to go and meet the homies in Africa for the homies back in the hood in Memphis," said Bartholomew Jones.

"Don't cover my dreams, please." Cxffeeblack, as a storefront, is the Anti Gentrification Cxffee Club, which acts as an embassy connecting the motherland to the lands of Memphis, TN.


construction complete by end of february
NEW HOME
NEXT PHASE
NOT FOR CONSTRUCTION

It was important that this space could comfort Black Americans

through relativity and cultural congruence; while encompassing traditional African artifacts and sharing the history and future of cxffee and Blackness.


FUTURE GROWTH
RAISING $500K TO SUPPORT KEY GROWTH INITIATIVES
SCALE BUSINESS INFRASTRUCTURE
BUILD EVERGREEN MARKETING FUNNELS
INVEST IN OVERALL SOCIAL IMPACT
PEOPLE 175K
R&D 100K
SOCIAL IMPACT 25K
RETAIL EXPANSION 150K
MARKETING 200K
INFRASTRUCTURE 100K

As the movement, Cxffeblack continues to press forward to educate the community about the history of cxffee through the lens of Blackness; it also seeks to inspire the uniqueness, authenticity, and future of Black people. So, what do you think would happen if cxffee culture loved melanated folk as much as it loved their cash crops? Let's find out together.


THE 15TH ANNUAL SPRUDGIE AWARDS
Notable Roaster Cxffeeblack
6K Newsletter Followers
OUR REACH
Cxffeeblack's Mission to Decolonize the Coffee Industry
Cxffeeblack Brings Black Culture to the Coffee Industry
CXFFEEBLACK: MEMPHIS' FIRST BLACK FEMALE COFFEE ROASTER TALKS BLACK DIGNITY, IDENTITY, AND COFFEE
What Our Kids Grow Up Around: How Renata Henderson and Bartholomew Jones Are Creating a Legacy Through Coffee
27.19% Returning Customer Rate
31.6K Instagram Followers


BOARD OF ADVISORS

ADVISORS
BREW DR
MARTIN MAYORGA
CEO of Mayorga Coffee
Founding CFO of Stumptown
LEM BUTLER
Founder of Black & White Coffee Roasters
PROPAGANDA
Nationally recognized poet, rapper, and author
BRYAN PAPE
CEO of MiiR
JEFF JUNEAU
VP of Global Supply Chain Management of Starbucks
CARMEN HAMILTON
Local investor, media expert in tv and social media, interior designer















CXFFEEBLACK.
THE TEAM
BARTHOLOMEW JONES
Co-Founder & CEO
RENATA HENDERSON
Co-Founder & COO
DJ VERGARA
Lead of Specialty/Concept Designs
Director of Growth/Expansion
TIMOTHY JOHNSON II
General Manager
RYAN TOLBERT
Creative/Marketing Director











